FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited
Financial Results for the Fourth Quarter and Fiscal Year 2010 Ended June 30, 2010

Q4 Financial Highlights

•	Revenues of $56.4 million, representing an increase of 25.9% compared to $44.8 million year-over-year

•	Gross margin at 33.9%, as compared to 33.5% year-over-year

•	Non-GAAP net income of $10.7 million, as compared to $6.3 million and a 69.2% increase year-over-year

•	Record-breaking backlog balance at $252.9 million as of June 30, 2010, a 33.8% increase compared to $188.9 million year-over-year

•	Operating cash inflow of $1.8 million

•	Quarterly DSO of 116 days, as compared to 124 days year-over-year and 192 days quarter-over-quarter

Fiscal Year 2010 Financial Highlights

•	Revenues of $174.1 million, an increase of 10.5% compared to 157.5 million year-over-year

•	Non-GAAP net income attributable to Hollysys of $30.7 million, a 19.4% increase compared to $25.7 million for fiscal year 2009

•	$30.1 million cash generated from operations for the fiscal year 2010; cash and cash equivalents of $119.5 million as of the year end

•	DSO of 140 days, as compared 147 days year-over-year

•	Inventory turnover of 73 days, versus 79 days year-over-year

Hollysys Automation Technologies Ltd	Page 2
August 12, 2010

Beijing, China – August 11, 2010 – Hollysys Automation Technologies, Ltd.  (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for its fiscal fourth quarter and the fiscal year 2010 ended June 30, 2010 (see attached tables).

Dr. Changli Wang, Hollysys’ Chairman of the Board and CEO, stated, “We are very pleased to report a solid fiscal 2010 annual result, culminated by the fourth quarter of strong financial and operational results, amid some of the difficulties we overcame during the year.  Our financials demonstrated the continuous trend of revenues and earnings growth on a year-over-year basis, and our record-breaking backlog balance and strong sales pipeline indicated our strong operational status going into the new fiscal year. Most important of all, Hollysys is becoming a stronger and better company, not only from the market competitiveness perspective, but also from the corporate management perspective. I would like to discuss some of the key events that took place during this quarter. ”

“In the industrial automation segment, we achieved accelerated growth in both revenue and backlog this quarter, attributable to our solid execution, increased efforts in research and development. The quarterly segment revenue increased by 27.8% and backlog balance increased by 31.5% year-over-year. “

“In the high-speed rail segment, the contract win of US $12.4 million Tai-Zhong-Yin Line in July 2010 is the result of our hard work and persistent efforts in the previous quarters.  We were contracted to provide our ground based high-speed rail signaling system to the Phase I of Tai-Zhong-Yin Railway Line with 460 km in length and designed to travel at a speed of 200km/h.  With the winning of this contract, it is not only a strong validation of Hollysys’ state-of-the-art high-speed rail signaling system, most importantly, it marks our successful penetration into China’s northwest region’s high-speed rail market. With China’s high-speed rail build-out expedites its pace towards 2012; Hollysys has successfully laid a solid foundation to capture its fair share in this unprecedented high-speed rail build-out.

In our subway segment, we were awarded a contract to supply our SCADA System to the Phase II of Beijing Subway Line 8, valued at approximately USD$11million.  This contract win further validates our well-established brand name recognition in China’s fast-growing subway automation market.  As China’s subway ramp-up accelerates in over 22 cities nationwide, Hollysys will continue to leverage on its solid track record and brand-name recognition to expand its market share in this booming market.”

Dr. Wang continued, “In the nuclear segment, we commenced supplying our proprietary conventional island automation and control products to #1 and #2 reactors of Yangjiang Nuclear Power Station, pursuant to the first batch of purchase orders from our JV with China Guangdong Nuclear Power Corp. The Yangjiang Nuclear Power Station in Guangdong province is designed to have six one-gigawatt (GW) pressurized water reactors using CGNPC’s proprietary CPR-1000 technology. With China’s accelerated nuclear build-out in the coming years and our strategic alliance with the most leading nuclear station builder in China, our nuclear segment will contribute more to our margin and profit going forward.”

Hollysys Automation Technologies Ltd	Page 3
August 12, 2010

The Fourth Quarter and Fiscal Year 2010 Unaudited Financial Results Summary
To facilitate a clear understanding of Hollysys operational result, a summary of unaudited non-GAAP financial results is shown as below:
In USD thousands, except share numbers and EPS
	Three Months ended			Fiscal year ended
	June 30, 2010	June 30, 2009	% Change	June 30, 2010	June 30, 2009	% Change

Revenues	$56,371	44,772	25.9%	$174,089	157,502	10.5%
Integrated Contract Revenue	$53,016	41,791	26.9%	$164,118	149,303	9.9%
Products Sales	$3,355	2,981	12.5%	$9,971	8,199	21.6%
Cost of Revenues	$37,246	29,779	25.1%	$113,937	102,924	10.7%
Gross Profit	$19,125	14,993	27.6%	$60,152	54,578	10.2%
Total Operating Expenses	$9,287	6,394	45.3%	$27,080	20,569	31.7%
Selling	$3,113	2,327	33.8%	$12,152	10,022	21.3%
General and Administrative	$4,514	2,752	64.0%	$13,390	9,422	42.1%
Research and Development	$3,859	3,593	7.4%	$13,071	8,829	48.0%
VAT refunds and government subsidy	$(2,199)	(2,278)	-3.5%	$(11,533)	(7,704)	49.7%
Income from Operations	$9,838	8,599	14.4%	$33,072	34,009	-2.8%
Others	$3,039	(242)	-1,354.6%	$2,671	(53)	-5,173.9%
Income Tax Expenses	$2,097	841	149.3%	$3,209	3,061	4.8%
Non-GAAP Net income attributable to non-controlling interest	$47	1,174	-96.0%	$1,851	5,187	-64.3%
Non-GAAP Net Income attributable to Hollysys Automation Technologies Ltd.	$10,733	6,342	69.2%	$30,683	25,708	19.4%
Basic Non-GAAP EPS	$0.20	0.14	43.1%	$0.60	0.57	4.7%
Diluted Non-GAAP EPS	$0.20	0.14	42.3%	$0.59	0.57	3.5%

Stock-based Compensation Cost for Options	$131	131	0.0%	$524	319	64.3%
Stock-based Compensation Cost for Incentive Shares	$-	22,240		$-	39,240	-100.0%
Net income attributable to Hollysys Automation Technologies Ltd.(GAAP)	$10,602	(16,029)	-166.1%	$30,159	(13,851)	-317.7%
Basic GAAP EPS	$0.19	(0.35)	-155.9%	$0.59	(0.31)	-289.5%
Diluted GAAP EPS	$0.19	(0.35)	-155.6%	$0.58	(0.31)	-288.8%

Basic Weighted Average Common Shares Outstanding	54,385,044	45,986,570	18.3%	51,243,667	44,950,833	14.0%
Diluted Weighted Average Common Shares Outstanding	54,984,420	46,233,857	18.9%	51,838,294	44,950,833	15.3%

Hollysys Automation Technologies Ltd	Page 4
August 12, 2010

Operational Results Analysis for the three months ended June 30, 2010

For the three months ended June 30, 2010, total revenues increased by 25.9% to $56.4 million, from $44.8 million in the comparable prior fiscal year period.  Of the total revenues, revenue from integrated contracts increased by 26.9% to $53.0 million, compared to $41.8 million for the same period of the prior year.  The Company’s integrated contract revenue by segment was as followings:

•	$24.0 million, or 45.3%, related to Industrial Automation & Control, representing a 27.8% segment revenue growth year-over-year;
•
Rail and Subway was $26.5 million, or 50.0%, representing a 16.3% increase year over year; of which $8.9 million, or 16.9%, was from Rail Signaling and Control projects, and $17.6 million, or 33.1%, was from Subway Automation and Control; and

•	$2.5 million, or 4.7%, related to Nuclear Plant Control projects and miscellaneous, compared to $0.2 million year-over-year.

As a percentage of total revenues, overall gross margin was 33.9% for the three months ended June 30, 2010, as compared to 33.5% for the same period of last year, mainly due to the fact that the gross margin for product sales increased from 42.5% for the prior year period, to 51.8% in this quarter. The gross margin for integrated contracts was 32.8% for the three months ended June 30, 2010, which was unchanged compared to the same period of last year.

For the three months ended June 30, 2010, selling expenses were $3.1 million, compared to $2.3 million year over year, increased by $0.8 million, or 33.8%, which was mainly due to the Company’s increased marketing activities.  As a percentage of total revenues, selling expenses were 5.5% and 5.2% for the three months ended June 30, 2010 and 2009, respectively.

General and administrative expenses, excluding non-cash stock-based compensation expense, were $4.5 million for the fourth quarter, representing an increase of $1.7 million, or 64.0%, compared to $2.8 million for the same period of last year. The increase is consisted of $1.3 million in bad debt allowance and $0.7 million in provision for fixed assets. Including the non-cash stock compensation cost recorded on a GAAP basis, G&A expenses were $4.6 million and $25.1 million for three months ended June 30, 2010 and 2009, respectively.

Research and development expenses were $3.9 million for the three months ended June 30, 2010, compared to $3.6 million for the same period of last year. As a percentage of total revenue, R&D expenses were 6.8% and 8.0% for three months ended June 30, 2010 and 2009, respectively.

For the fourth quarter ended June 30, 2010, the share of net gains of equity investees amounted to $3.3 million, of which $3.2 million was contributed by Beijing Techenergy Ltd., the 50/50 joint venture between Hollysys and China Guangdong Nuclear Power Corp. (CGNPC) that mainly engages in providing automation and control products and services to China’s nuclear industry.

For the three months ended June 30, 2010, non-GAAP net income attributable to Hollysys, excluding non-cash stock compensation cost, was $10.7 million, or $0.20 per diluted share based on 55 million shares outstanding. This represents an increase of $4.4 million, or 69.2%, over the $6.3 million, or $0.14 per share based on 46 million shares outstanding, reported in the prior year period. On a GAAP basis, net income attributable to Hollysys was $10.6 million, or $0.19 per diluted share based on 55 million shares outstanding, compared to net loss attributable to Hollysys of $16.0 million, or $(0.35) per diluted share based on 46 million shares outstanding, for the same period of the prior year.

Hollysys Automation Technologies Ltd	Page 5
August 12, 2010

Operational Results Analysis for the fiscal year ended June 30, 2010

For the fiscal year 2010, total revenues increased by 10.5% to $174.1 million, from $157.5 million of the prior year.  Of the total revenues, revenue from integrated contracts increased by 9.9% to $164.1 million, from $149.3 million for the prior fiscal year.  The Company’s integrated contract revenue by segment was as followings:

•	$94.2 million, or 57.4%, related to Industrial Automation & Control, representing a 15.6% increase year over year;
•
Rail and Subway was $60.0 million, or 36.5%, representing a 0.4% increase year over year; of which $28.8 million, or 17.5%, was from Rail Signaling and Control projects, and $31.2 million, or 19.0%, was from Subway Automation and Control; and

•	$9.9 million, or 6.0%, related to Nuclear Automation and Control and miscellaneous, representing a 23.2% increase.

For the fiscal year 2010, as a percentage of total revenues, overall gross margin was 34.6%, as compared to 34.7% for the prior year. The gross margin for integrated contracts was 32.8% for fiscal 2010, compared to 33.4% for the prior year, mainly due to the decrease of high-margin high-speed rail revenue in both absolute dollar value and its percentage of total revenue.

For fiscal 2010, selling expenses were $12.2 million, which increased by $2.2 million, or 21.3%, as compared to $10.0 million for the prior year.  The increase is mainly due to increased marketing activities. As a percentage to total revenues, selling expenses were 7.0% and 6.4% for year ended June 30, 2010 and 2009, respectively.

General and administrative expenses, excluding non-cash stock-based compensation expense, were $13.4 million, as compared to $9.4 million for the prior year, representing an increase of $4.0 million, or 42.1%. The increase is mainly consisted of $1.6 million in bad debt allowance, the increase of $1.2 million in staff salaries and bonus, and $0.7 million in provision for fixed assets. Including the non-cash stock compensation recorded on a GAAP basis, G&A expenses were $13.9 million and $49.0 million for  fiscal years2010 and 2009, respectively.

Research and development expenses were $13.1 million for fiscal 2010, compared to $8.8 million for the prior year, with an increase of $4.2million, or 48.0%, which was mainly due to the increase in R&D staff. As a percentage to total revenue, R&D expenses were 7.5% and 5.6% for year ended June 30, 2010 and 2009, respectively.

Hollysys Automation Technologies Ltd	Page 6
August 12, 2010

The share of net gains of equity investees amounted to $4.0 million for fiscal 2010, of which $2.9 million was contributed by Beijing Techenergy Ltd.

For the fiscal year 2010, the non-GAAP net income excluding non-cash stock compensation cost was $30.7 million or $0.59 per diluted share based on 52 million shares outstanding. This represents an increase of $5.0 million, or 19.4%, over the $25.7 million, or $0.57 per share based on 45 million shares outstanding, reported for the prior year. On a GAAP basis, net income attributable to Hollysys was $30.2 million, or $0.58 per diluted share based on 52 million shares outstanding, compared to net loss  attributable to Hollysys of $13.9 million, or $(0.31) per diluted share based on 45 million shares outstanding, for the prior year.

Backlog Highlights
Hollysys’ backlog as of June 30, 2010 was $252.9 million, compared to $242.3 million on  March 31, 2010, and $188.9 million on June 30, 2009. The detailed breakdown of the backlog by segment is as followings:
 (In USD million)

			Quarter-over-Quarter Analysis			Year-over-Year Analysis
	2010-6-30		2010-3-31			2009-6-30
	$	% to Total Backlog	$	% to Total Backlog	% Change	$	% to Total Backlog	% Change
Industrial Automation & Control	86.0	34.0%	62.7	25.9%	36.9%	65.3	34.6%	31.5%
Rail Automation & Control	50.5	20.0%	53.8	22.2%	-6.0%	58.1	30.7%	-13.0%
Subway Automation & Control	106.2	42.0%	115.0	47.4%	-7.6%	60.1	31.8%	76.8%
Nuclear automation and control and miscellaneous	10.2	4.0%	10.9	4.5%	-6.0%	5.5	2.9%	87.3%
Total	252.9	100.0%	242.3	100.0%	4.3%	188.9	100.0%	33.8%

Hollysys Automation Technologies Ltd	Page 7
August 12, 2010

Cash Flow Highlights
Hollysys generated operating cash flow of $1.8 million and $30.1 million for the three months and the fiscal year ended June 30, 2010 respectively. Including investing and financing activities, the total net cash outflow for the three months ended June 30, 2010 was $0.4 million. For the fiscal year ended June 30, 2010, the total cash outflow was $9.4 million including investing and financing activities, mainly due to the usage of $9.7 million to acquire the 25.89% minority interests of Beijing Hollysys, in addition to the Company’s cash inflow and outflow during the ordinary course of business.

Balance Sheet Highlights
As of June 30, 2010, Hollysys’ cash and cash equivalents were $119.5 million, compared to $119.9 million on March 31, 2010, and $128.9 million on June 30, 2009. Days Sales Outstanding (“DSO”) for fiscal 2010 is 140 days, reduced from 147 days for the prior year. Inventory turnover is 73 days for the year ended June 30 2010, as compared to 79 days the prior year.

Outlook for FY 2011

Dr. Wang concluded, “Given the backlog balance and strong pipeline across all of our business segments, we believe our revenue and net income growth will accelerate to approximate 35% and 25% respectively in our fiscal 2011. At the same time, the company has decided to grow our industrial automation sales team by an exponential rate and increase the investment in corporate research and development initiatives to further establish Hollysys as a dominant leader in automation and control field, across industrial, rail, and subway industries in China. “

Based on our operating results for fiscal 2010, we project our fiscal 2011 revenues to be in the range of USD 233M to USD 237M. We expect our fiscal 2011 non-GAAP net income to be in the range of USD 38M to USD 39M, which will translate into net income per share of USD 0.69 to USD 0.71, based on expected 55 million shares outstanding.

Conference Call
Management will discuss the current status of the Company’s operations during a conference call at 9:00 AM ET/9:00 PM Beijing time on Thursday, August 12, 2010. Interested parties may participate in the call by dialing the following numbers approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Hollysys Automation Technologies conference call.  The conference call identification number is 90847140.

1-866-519-4004 (USA)
800-930-346 (HK)
800-819-0121 (China Landline)
400-620-8038 (China Mobile)
+ 65-67239281 (International)

In addition, a recorded replay of the conference call will be accessible within 24 hours via Hollysys’ website at:

http://www.hollysys.com.sg/home/pubdown/180809.zip

Hollysys Automation Technologies Ltd	Page 8
August 12, 2010

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 2,300 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC) for industrial sector, high-speed railway signaling system of TCC (Train Control Center) and ATP (Automatic Train Protection), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

SAFE HARBOUR:
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Hollysys Automation Technologies Ltd	Page 9
August 12, 2010

For further information, please contact:

Hollysys Automation Technologies, Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
(8610) 5898-1386
investors@hollysys.com

Or

Ling Zhang
Investor Relations
+1-646-593-8125
investors@hollysys.com

Hollysys Automation Technologies Ltd	Page 10
August 12, 2010

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US Dollars)

	Three months ended June 30,		Fiscal year ended June 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Integrated contract revenue	$53,016,254	$41,791,402	$164,118,183	$149,303,309
Products sales	3,354,531	2,980,910	9,971,013	8,198,758
Total revenues	56,370,785	44,772,312	174,089,196	157,502,067

Cost of integrated contracts	35,629,054	28,065,525	110,268,475	99,423,487
Cost of products sold	1,616,890	1,713,861	3,668,899	3,500,471
Gross profit	19,124,841	14,992,926	60,151,822	54,578,109

Operating expenses
Selling	3,113,064	2,326,647	12,152,019	10,021,832
General and administrative	4,644,693	25,122,689	13,914,091	48,981,078
Research and development	3,859,217	3,592,739	13,071,318	8,829,402
VAT refunds and government subsidy	(2,198,523)	(2,278,303)	(11,533,006)	(7,703,724)
Total operating expenses	9,418,451	28,763,772	27,604,422	60,128,588

Income (loss) from operations	9,706,390	(13,770,846)	32,547,400	(5,550,479)

Other income (expense), net	(151,160)	(60,291)	(215,277)	723,269
Share of net gains of equity investees	3,313,781	45,619	3,958,073	178,167
Interest expense, net	(123,201)	(227,587)	(1,070,772)	(954,078)
Income (loss) before income taxes	12,745,810	(14,013,105)	35,219,424	(5,603,121)

Income taxes expenses	2,097,450	841,276	3,209,034	3,061,141
Net income (loss)	10,648,360	(14,854,381)	32,010,390	(8,664,262)

Less: Net income attributable to non-controlling interest	46,523	1,174,409	1,851,453	5,186,802
Net income (loss) attributable to Hollysys Automation Technologies Ltd.	$10,601,837	$(16,028,790)	$30,158,937	$(13,851,064)

Weighted average number of common shares	54,385,044	45,986,570	51,243,667	44,950,833

Weighted average number of diluted common shares	54,984,420	46,233,857	51,838,294	44,950,833

Basic earnings (loss) per share attributable to Hollysys Automation Technologies Ltd.	0.19	(0.35)	0.59	(0.31)

Diluted earnings (loss) per share attributable to Hollysys Automation Technologies Ltd.	0.19	(0.35)	0.58	(0.31)

Other comprehensive income (loss)
Net income (loss)	10,648,360	(14,854,381)	32,010,390	(8,664,262)
Translation adjustments	1,089,939	119,328	1,239,750	605,582
Comprehensive income (loss)	11,738,299	(14,735,053)	33,250,140	(8,058,680)

Less: Comprehensive income attributable to non-controlling interest	50,699	1,186,774	1,876,297	5,254,351
Comprehensive income (loss) attributable to Hollysys Automation Technologies Ltd.	$11,687,600	$(15,921,827)	$31,373,843	$(13,313,031)

Hollysys Automation Technologies Ltd	Page 11
August 12, 2010

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	June 30,	March 31,
	2010	2010
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$119,501,945	$119,930,627
Contract commitment deposit in banks	4,383,684	4,237,057
Accounts receivable, net of allowance for doubtful accounts of $8,408,318 and 7,321,655	64,384,519	64,902,638
Cost and estimated earnings in excess of billings, net of allowance for doubtful accounts of $1,102,016 and $688,158	60,928,056	44,234,355
Other receivables, net of allowance for doubtful accounts of $214,789 and $182,000	4,102,136	4,551,142
Advances to suppliers	10,676,175	13,185,758
Amount due from related parties	10,764,828	10,536,598
Inventories, net of provision of $2,393,546 and $1,444,708	23,554,331	21,267,445
Prepaid expenses	1,022,803	1,124,323
Income tax recoverable	1,083,640	1,004,314
Deferred tax assets	956,969	1,667,283
Deposit for acquisition of equity interest from non-controlling interest	-	6,206,237
Total current assets	301,359,086	292,847,777

Property, plant and equipment, net	65,345,618	47,969,800
Long term investments	17,348,159	14,169,174
Goodwill	-	285,124
Deferred tax assets	677,388	688,119

Total assets	384,730,251	355,959,994

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	1,472,559	1,464,922
Current portion of long-term loans	1,472,559	732,461
Bonds payable	11,780,471	11,719,379
Accounts payable	41,479,662	35,120,711
Deferred revenue	33,552,968	37,227,125
Accrued payroll and related expense	4,386,681	3,623,791
Income tax payable	1,496,796	1,449,243
Warranty liabilities	1,916,654	2,075,347
Other tax payables	10,632,611	8,115,604
Accrued liabilities	8,078,783	7,764,485
Amounts due to related parties	2,610,599	2,560,252
Deferred tax liabilities	-	79,654
Construction cost payable	12,562,565	2,749,923
Total current liabilities	131,442,908	114,682,897

Long-term bank loans	35,341,413	35,890,600
Long-term bonds payable	-	-

Total liabilities	166,784,321	150,573,497

Commitments and contingencies

Stockholder’s equity
Common stock, par value $0.001 per share, 100,000,000 shares authorized, 54,449,129 and 54,356,562 shares issued and outstanding	54,450	54,357
Additional paid-in capital	138,751,162	140,909,078
Appropriated earnings	17,396,777	15,135,442
Retained earnings	43,391,191	32,789,354
Accumulated comprehensive income - translation adjustments	17,577,485	16,491,722
Total Hollysys Automation Technologies Ltd. stockholder’s equity	217,171,065	205,379,953

Non-controlling interest	774,865	6,544
Total equity	217,945,930	205,386,497

Total liabilities and equity	$384,730,251	$355,959,994

Hollysys Automation Technologies Ltd	Page 12
August 12, 2010

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US Dollars)

	Three months ended June 30, 2010	Fiscal year ended June 30, 2010
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$10,648,360	$32,010,390
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	297,833	2,683,042
Allowance for doubtful accounts	1,788,580	2,790,078
Provision for inventories	948,838	1,279,406
Loss on disposal of property, plant and equipment	(188,909)	14,112
Impairment loss for long-term assets	1,154,588	1,154,588
Share of net losses from equity investees	(3,313,781)	(3,958,073)
Amortization of expenses accrued for bond payable	15,371	61,281
Stock-based compensation	131,019	524,076
Deferred tax assets/liabilities, net	641,391	(885,014)
Changes in operating assets and liabilities:
Accounts receivable	(723,726)	(10,131,840)
Cost and estimated earnings in excess of billings	(17,107,559)	(10,191,299)
Inventories	(3,235,723)	(5,996,365)
Advance to suppliers	2,509,816	(2,598,327)
Other receivables	316,045	(93,051)
Deposits and other assets	944,058	1,497,584
Due from related parties	(159,399)	(3,143,615)
Accounts payable	8,171,184	5,032,941
Deferred revenue	(3,674,157)	12,480,428
Accruals and other payable	1,064,987	5,953,753
Due to related parties	50,347	1,145,916
Tax payable	1,480,920	495,864
Net cash provided by operating activities	1,760,083	30,125,875

Cash flows from investing activities:
Purchase of property, plant and equipment	(9,942,041)	(20,918,968)
Proceeds from disposing property, plant and equipment	275	9,251
Receipt from related parties	-	653,325
Acquisition of long term investments	-	(1,001,569)
Dividends from equity investees	-	58,640
Acquisition of a subsidiary, net of cash acquired	(147,939)	(279,120)
Acquisition of equity interest from non-controlling interest	-	(10,373,600)
Refund of deposit for acquisition of equity interest from non-controlling interest	6,203,874	-
Net cash used in investing activities	(3,885,831)	(31,852,041)

Cash flows from financing activities:
Repayments of short-term bank loans	-	(4,397,989)
Repayments of long-term bank loans	-	(5,130,987)
Capital injection from non-controlling interest	718,338	718,338
Net cash used in financing activities	718,338	(8,810,638)

Effect of foreign exchange rate changes	978,728	1,156,083
Net decrease in cash and cash equivalents	$(428,682)	$(9,380,721)

Cash and cash equivalents, beginning of period	$119,930,627	$128,882,666
Cash and cash equivalents, end of period	119,501,945	119,501,945

Hollysys Automation Technologies Ltd	Page 13
August 12, 2010

Reconcile GAAP Net Income (Loss) to Non-GAAP Net Income
The following table provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

	Three months ended June 30,		Fiscal year ended June 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income (loss) attributable to Hollysys Automation Technologies Ltd.	$10,601,837	$(16,028,790)	$30,158,937	$(13,851,064)
Adjustments:
Stock-based compensation cost for options	131,019	131,019	524,076	319,026
Stock-based compensation cost for incentive shares	-	22,240,000	-	39,240,000
Non-GAAP Net Income attributable to Hollysys Automation Technologies Ltd.	$10,732,856	$6,342,229	$30,683,013	$25,707,962